SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated October 1, 2007
Commission File Number 1-14846
AngloGold Ashanti Limited
(Translation of registrant’s name into English)
76 Jeppe Street
 Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X          Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):
Yes         No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):
Yes         No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes         No X
Enclosure: Press release – AngloGold Ashanti responds to Anglo American announcement news release
AngloGold Ashanti Limited \ (Incorporated in the Republic of South Africa)
(Reg. No.1944/017354/06) \ ISIN Number: ZAE000043485
Corporate Affairs Department: \ 3rd Floor \ 76 Jeppe Street \ Johannesburg \ 2001 \ South Africa
Tel +27 (0)11 637 6317 \ Fax +27 (0)11 637 6399/6400 \ www.AngloGoldAshanti.com
AGA09.07
AngloGold Ashanti responds to Anglo American announcement
AngloGold Ashanti Limited (“AngloGold Ashanti”) notes the announcement by Anglo American plc
(“Anglo American”) (pursuant to SEC Rule 134) that it intends to offer for sale 61 million ordinary shares of AngloGold Ashanti in the form of ordinary shares and American Depositary Shares pursuant to the registration of such securities under AngloGold Ashanti’s automatic shelf registration statement.
Goldman Sachs International is acting as the global co-ordinator for the offering and Goldman Sachs International and UBS Investment Bank are joint bookrunners for the offering. The terms of the offering are set forth in a preliminary prospectus supplement, that will be filed today with the United States Securities and Exchange
Commission (the “SEC”). The prospectus supplement relating to the offering may be obtained free of charge from the SEC’s web site at www.sec.gov. Copies of the preliminary prospectus supplement, when available, may be obtained from the offices of Goldman Sachs International, Peterborough Court, 133 Fleet Street, London
EC4A 2BB, United Kingdom, telephone: +44 20 7774 1000 or UBS Limited, 1 Finsbury Avenue, London
EC2M 2PP, United Kingdom, telephone: +44 20 7567 8000.
Queries
Tel:                                Mobile
E-mail:
South Africa
Charles Carter
+27 (0) 11 637 6385    +27 (0) 82 330 5373
cecarter@AngloGoldAshanti.com
Steve Lenahan
+27 (0) 11 637 6248    +27 (0) 83 308 2200
slenahan@AngloGoldAshanti.com
Johannesburg
1 October 2007

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: October 1, 2007
By:
/s/ L Eatwell
Name:  L EATWELL
Title:    Company Secretary